SUB-INVESTMENT ADVISORY AGREEMENT

DREYFUS VARIABLE INVESTMENT FUND
144 Glenn Curtiss Boulevard
Uniondale, New York 11556-0144

August 17, 1992
As Revised, March 8, 2007

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, Texas 77010

Dear Sirs:

     Dreyfus Variable Investment Fund, a Massachusetts business trust (the "Fund"), consisting of several series, herewith confirms its agreement with you as follows:

     The Fund desires to employ the capital of its Appreciation Portfolio (the "Series") by investing and reinvesting the same in investments of the type and in accordance with the limitations specified in the Fund's Declaration of Trust and in its Prospectus and Statement of Additional Information as from time to time in effect, copies of which have been or will be submitted to you, and in such manner and to such extent as from time to time may be approved by the Fund's Board of Trustees. The Fund desires to employ you to act as its sub-investment adviser with respect to the Series and currently employs The Dreyfus Corporation (the "Adviser") to act as its investment adviser.

     In connection with your serving as sub-investment adviser to the Series, it is understood that from time to time you will employ or associate with yourself such person or persons as you may believe to be particularly fitted to assist you in the performance of this Agreement. Such person or persons may be officers and employees who are employed by both you and the Fund. The compensation of such person or persons shall be paid by you and no obligation may be incurred on the Fund's behalf in any such respect.

     Subject to the supervision and approval of the Adviser and the Fund's Board of Trustees, you will provide investment management of the Series' portfolio in accordance with the Series' investment objectives and policies as stated in the Fund's Prospectus and Statement of Additional Information as from time to time in effect. In connection therewith, you will obtain and provide investment research and will supervise the Series' investments and conduct a continuous program of investment, evaluation and, if appropriate, sale and reinvestment of the Series' assets. You will furnish to the Adviser or the Fund such statistical information, with respect to the investments which the Series may hold or contemplate purchasing, as the Adviser or the Fund may reasonably request. The Fund wishes to be informed of important developments materially affecting the Series' portfolio and shall expect you, on your own initiative, to furnish to the Fund from time to time such information as you may believe appropriate for this purpose.

     You shall exercise your best judgment in rendering the services to be provided hereunder, and the Fund agrees as an inducement to your undertaking the same that you shall not be liable hereunder for any error of judgment or mistake of law or for any loss suffered by the Series, provided that nothing herein shall be deemed to protect or purport to protect you against any liability to the Fund or the Series' security holders to which you would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of your duties hereunder, or by reason of your reckless disregard of your obligations and duties hereunder.

     In consideration of services rendered pursuant to this Agreement, the Fund will pay you on the first business day of each month a fee at the annual rate based upon the value of the Series' average daily net assets as follows:

Annual Fee as a Percentage of
Total Assets	Average Daily Net Assets

0 to $150 million	.20 of 1%
$150 million to $300 million	.25 of 1%
$300 million or more	.375 of 1%

     Net asset value shall be computed on such days and at such time or times as described in the Fund's then-current Prospectus and Statement of Additional Information. The fee for the period from the date of the commencement of the initial public sale of the Series' shares to the end of the month during which such sale shall have been commenced shall be prorated according to the proportion which such period bears to the full monthly period, and upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement.

     For the purpose of determining fees payable to you, the value of the Series' net assets shall be computed in the manner specified in the Fund's Declaration of Trust for the computation of the value of the Series' net assets.

     You will bear all expenses in connection with the performance of your services under this Agreement. All other expenses to be incurred in the operation of the Series (other than those borne by the Adviser) will be borne by the Fund, except to the extent specifically assumed by you. The expenses to be borne by the Fund include, without limitation, the following: organizational costs, taxes, interest, loan commitment fees, dividends and interest on securities sold short, brokerage fees and commissions, if any, fees of Trustees who are not your officers, directors or employees or holders of 5% or more of your outstanding voting securities or those of the Adviser or any affiliates of you or the Adviser, Securities and Exchange Commission fees, state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of independent pricing services, costs of maintaining the Fund's existence, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of shareholders' reports and meetings, costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders and any extraordinary expenses.

     If in any fiscal year the aggregate expenses of the Series (including fees pursuant to this Agreement and the Fund's Investment Advisory Agreement, but excluding interest, taxes, brokerage, interest on borrowings and, with the prior written consent of the necessary state securities commissions, extraordinary expenses) exceed the expense limitation of any state having jurisdiction over the Series, the Fund may deduct from the fees to be paid hereunder, or you will bear, such excess expense equally with the Adviser to the extent required by state law. Your obligation is limited to the amount of your fees hereunder. Such deduction or payment, if any, will be estimated daily, and reconciled and effected or paid, as the case may be, on a monthly basis.

     The Fund understands that you now act and will continue to act as investment adviser to various fiduciary or other managed accounts, and the Fund has no objection to your so acting. In addition, it is understood that the persons employed by you to assist in the performance of your duties hereunder will not devote their full time to such services and nothing herein contained shall be deemed to limit or restrict your right or the right of any of your affiliates to engage in and devote time and attention to other businesses or to render services of whatever kind or nature.

     You shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Series in connection with the matters to which this Agreement relates, except for a loss resulting from willful misfeasance, bad faith or gross negligence on your part in the performance of your duties or from reckless disregard by you of your obligations and duties under this Agreement. Any person, even though also your officer, director, partner, employee or agent, who may be or become an officer, trustee, employee or agent of the Fund, shall be deemed, when rendering services to the Fund or acting on any business of the Fund, to be rendering such services to or acting solely for the Fund and not as your officer, director, partner, employee or agent or one under your control or direction even though paid by you.

     This Agreement shall continue automatically for successive annual periods ending on March 31st of each year, provided such continuance is specifically approved at least annually by (i) the Fund's Board of Trustees or (ii) vote of a majority (as defined in the Investment Company Act of 1940) of the Series' outstanding voting securities, provided that in either event the continuance also is approved by a majority of the Fund's Trustees who are not "interested persons" (as defined in said Act) of the Fund or any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. This Agreement is terminable without penalty, on 60 days' notice, by the Fund's Board of Trustees or by vote of holders of a majority of the Series' outstanding shares, or, upon not less than 90 days' notice, by you. This Agreement also will terminate automatically in the event of its assignment (as defined in said Act).

     This Agreement has been executed on behalf of the Fund by the undersigned officer of the Fund in his capacity as an officer of the Fund. The obligations of this Agreement shall only be binding upon the assets and property of the Fund and shall not be binding upon any Trustee, officer or shareholder of the Fund individually.

     If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

DREYFUS VARIABLE INVESTMENT
FUND

By: _/s/J. David Officer
J. David Officer, President

Accepted:
FAYEZ SAROFIM & CO.
By:__/s/Raye G. White
Raye G. White